First Amended Schedule A
To the
Fund Accounting Agreement

This First Amended Schedule A, dated December 13, 2015, modifies the Fund Accounting Agreement, dated August 19, 2015, between Ultimus Managers Trust, on behalf of the Funds listed below, and Ultimus Fund Solutions, LLC.

FUNDS

Alambic Small Cap Value Plus Fund
Alambic Small Cap Growth Plus Fund